04010112

GUS

Ref: PGC/ltop/adr0204

16 February 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. 181 SECTION

SUPPL

Dear Sir

**Exemption number 82-5017**

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 18 December 2003 to 16 February 2004 together with copies thereof as appropriate.

Yours faithfully

**PAUL COOPER**
ASSISTANT COMPANY SECRETARY

PROCESSED FEB 26 2004 THOMSON FINANCIAL

Enc.

dw 2/26

**SCHEDULE OF DOCUMENTS ISSUED**
**18 DECEMBER 2003 TO 16 FEBRUARY 2004**

| COMPANIES HOUSE FILINGS | | | |
|---|---|---|---|
| • | 18 December 2003 | - | Forms 88(2) re allotment of shares * |
| • | 5 January 2004 | - | Forms 88(2) re allotment of shares * |
| • | 9 January 2004 | - | Forms 88(2) re allotment of shares * |
| • | 20 January 2004 | - | Forms 88(2) re allotment of shares * |
| • | 29 January 2004 | - | Appointment of director |
| • | 3 February 2004 | - | Forms 88(2) re allotment of shares * |
| • | 16 February 2004 | - | Forms 88(2) re allotment of shares * |

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

**LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)**

| | | | |
|---|---|---|---|
| • | 6 January 2004 | - | GUS PLC Disposal |
| • | 13 January 2004 | - | Burberry Group trading update |
| • | 15 January 2004 | - | GUS trading update |
| • | 21 January 2004 | - | Directorate change |
| • | 22 January 2004 | - | Merger update |
| • | 2 February 2004 | - | Director declaration |
| • | 4 February 2004 | - | Holding in company |
| • | 10 February 2004 | - | Holding in company |

PAUL COOPER
16 FEBRUARY 2004

Exemption no
82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

18 December 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

SEC MAIL RECEIVED PROCESSING
FEB 23 2004
WASH, D.C. 181 SECTION

Dear Sir

**Allotment of shares**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Share

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

1 of 1

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 11 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,636 | 145 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 384p | 523p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name: Mrs Valerie Fullagar<br>Address: 119 Tennyson Street<br>Sutton Manor<br>St Helens<br>Merseyside<br>UK Postcode: WA9 4BH | Ordinary | 251 |
| Name: Mr John Graty<br>Address: 38 Ashpole Spinney<br>Northampton<br>Northamptonshire<br>UK Postcode: NN4 9QB | Ordinary | 535 |
| Name: Mrs Anna-Lisa Christine Neesham<br>Address: 6 Kirkstall Place<br>Oldbrook<br>Milton Keynes<br>Buckinghamshire<br>UK Postcode: MK6 2NB | Ordinary | 995 |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | TOTAL | 1,781 |

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18 December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: ~~0161 273 8282~~ 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

**Company Number** 146575

**Company name in full** GUS plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 11 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 4,200 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £3.7570 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address: 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>4,200 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>4,200 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**igned** David Morris **Date** 18 December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ›rson Companies House should ›ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/4631 Tel: 0~~161 273 8~~282 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

:HFPO83

| | |
|---|---|
| :ompany Number | 146575 |
| :ompany name in full | GUS plc |
| | |

**;hares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| )ate or period during which ha were allotted<br>*'f shares were allotted on one date nter that date in the "from" box.)* | 18 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| :lass of shares<br>*ɔrdinary or preference etc)* | Ordinary | | |
| lumber allotted | 147 | | |
| lominal value of each share | 25p | | |
| ımount (if any) paid or due on each ;hare *(including any share premium)* | 384p | | |

*.ist e names and addresses of the allottees and the number of shares allotted to each overleaf*

**: the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| ₆ that each share is to be 'eated as paid up | | | |
| :onsideration for which ıe shares were allotted<br>*'his information must be supported by ıe duly stamped contract or by the duly tamped particulars on Form 88(3) if the ɔntract is not in writing.)* | | | |

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name MsSuzanne Geoghegan | Class of shares Allotted | Number allotted |
| Address 1 Ellensborough Park Killtipper Road, Tallaght, Dublin 24, Ireland | ORDINARY | 147 |
| | | |
| | | |
| | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** David Mattes **Date** 18 December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel ~~0161 277~~ 4064 0870 836 4064

DX number DX exchange

GUS

Ref: PGC/klf

5 January 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Dear Sir

**ALLOTMENT OF SHARES**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

**Paul Cooper**
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

## hares allotted (including bonus shares):

ate or period during which hares were allotted
*f shares were allotted on one date nter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 23 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *ordinary or preference etc)* | Ordinary | | |
| lumber allotted | 1,820 | | |
| lominal value of each share | 25p | | |
| mount (if any) paid or due on each hare *(including any share premium)* | £4.692 | | |

***ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| 6 that each share is to be eated as paid up | | | |

:onsideration for which e shares were allotted
*This information must be supported by e duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Vidacos Nominees Limited Part ID:30XMH/Desig:SSB1<br>Address 25 Molesworth Street, Lewisham<br>LONDON<br>UK Postcode SE13 7EX | Class of shares allotted<br>Ordinary | Number allotted<br>1,820 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>1,820 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**gned** Dara Morris **Date** 5 JANUARY 2004

A ~~director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

| |
|---|
| PG Cooper, GUS plc, Universal House, |
| Devonshire House, Manchester, M60 1XA |
| ESP-EXEC./VAM/4762 Tel: ~~0161 273 8282~~ 0870 836 4064 |
| DX number DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| Company Number | 146575 |
| Company name in full | GUS plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 29 | 12 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 8160 | 7656 | 7814 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 612.7p | 653.0p | 675.5p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>23,630 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>23,630 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

igned David Morris Date 5 JANUARY 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E4817 Tel: 01~~61 273 8~~282 0870 836 4064
DX number DX exchange

COMPANIES HOUSE NO

82 5017

GUS

Ref: PGC/klf

9 January 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

**ALLOTMENT OF SHARES**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

**Paul Cooper**
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

| | |
|---|---|
| ompany Number | 146575 |
| ompany name in full | GUS plc |
| | |

**ihares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| iate or period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)* | 25 | 11 | 2003 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *ordinary or preference etc)* | Ordinary | Ordinary | |
| Jumber allotted | 5,323 | 4,686 | |
| Jominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £3.7570 | £6.5300 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**f the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>10,009 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>10,009 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**igned** David Morris **Date** 9 - 1 - 2004

A director / secretary / a~~dministrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, Universal House, | |
| Devonshire House, Manchester, M60 1XA | |
| ESP-EXEC./HB/4411 | Tel: ~~0161 273~~ 8282<br>0870 836 4064 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

**hares allotted (including bonus shares):**

ate or period during which hares were allotted
*f shares were allotted on one date nter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 02 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *›rdinary or preference etc)* | Ordinary | Ordinary | |
| lumber allotted | 5,520 | 5,486 | |
| lominal value of each share | 25p | 25p | |
| ımount (if any) paid or due on each hare *(including any share premium)* | £6.5300 | £6.7550 | |

***:ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**f the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| 6 that each share is to be reated as paid up | | | |

:onsideration for which he shares were allotted
*This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the :ontract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>11,006 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>11,006 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**igned** Dawn Morris **Date** 9 — 1 — 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/4848 Tel: ~~0161 273 8~~282 0870 836 4004
DX number DX exchange

Company no 32 507

GUS

Ref: chcorres.pgc.roc88(2)s

20 January 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

**Allotment of shares**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

ompany Number: 146575

ompany name in full: GUS plc

1 of 1

**ihares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Jate or period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)* | 08 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,107 | 459 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr Barry George Fowkes (Deceased)<br>Address 27 Bradwell Drive<br>Top Valley<br>Nottingham<br>Nottinghamshire UK Postcode NG5 9DN | Class of shares allotted<br>Ordinary | Number allotted<br>51 |
| Name Mr Grahame Anthony Hoskins<br>Address 91 Merafield Drive<br>Merafield Plymton<br>Plymouth<br>Devon UK Postcode PL7 1TR | Class of shares allotted<br>Ordinary | Number allotted<br>1,174 |
| Name Mrs Janice Humphries<br>Address 19 Gorse Road<br>Woodford Halse<br>Daventry<br>Northamptonshire UK Postcode NN11 4QN | Class of shares allotted<br>Ordinary | Number allotted<br>341 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

igned David Morris Date 15 JANUARY 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

| | |
|---|---|
| ompany Number | 146575 |
| ompany name in full | GUS plc |
| | 1 of 1 |

**hares allotted (including bonus shares):**

ate or period during which hares were allotted
*f shares were allotted on one date nter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 15 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| lass of shares *ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| umber allotted | 6,317 | 638 | |
| ominal value of each share | 25p | 25p | |
| mount (if any) paid or due on each hare *(including any share premium)* | 384p | 523p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**f the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be reated as paid up | | | |

Consideration for which he shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address **Please see attached list**<br>UK Postcode | Class of shares allotted<br>**Ordinary** | Number allotted<br>**6,955** |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 2

Signed Dawn Morris Date 19 - 1 - 04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

# SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 08JAN04 TO 08JAN04

| HOLDERS NAME & ADDRESS DETAILS | SHARES ALLOTTED |
|---|---|
| ALLOTT JILL /MS.<br>69 SOUTHVIEW ROAD<br>CARLTON<br>NOTTS<br>NG4 3QN | 178 |
| BOLT ROSAMUND /MRS.<br>9 LAMPORT COURT<br>GREAT HOLM<br>MILTON KEYNES<br>MK8 98T | 134 |
| CHURCHILL JENNIFER /MISS.<br>12 GREENFIELDS ROAD<br>MALVERN LINK<br>MALVERN<br>WORCESTER<br>WORCESTERSHIRE WR141TS | 391 |
| LANAWAY JOHN ARTHUR /MR.,DECD<br>4 SOMERSET GARDENS<br>PITSEA<br>BASILDON<br>ESSEX<br>SS13 3JJ | 580 |
| MARKHAM KATHRYN /MS.<br>6 GEORGIA DRIVE<br>REDHILL<br>NOTTINGHAM<br>NG5 8HX | 446 |
| MARSHALL JULIE CHRISTINE /MISS.<br>7 MOORS CLOSE<br>DEANSHANGER<br>MILTON KEYNES<br>BUCKINGHAMSHIRE<br>MK19 6GN | 893 |
| RICHARDS LESLEY ANN /MISS.<br>588A MANSFIELD ROAD<br>SHERWOOD<br>NOTTINGHAM<br>NG5 2FS | 178 |
| ROWNTREE STEVEN /MR.<br>23 BEDFORD ROAD EAST<br>YARDLEY HASTINGS<br>NORTHANTS<br>NN7 1HJ | 775 |
| SECRETARY SALIM /MR.<br>HILLCREST<br>OLD POPE LANE<br>WHITESTAKE<br>PRESTON<br>PR4 4JQ | 2234 |

form 88(2)
dated 19-1-04

| | |
|---|---|
| SMILLIE BRIAN /MR.<br>2 LEYFIELD ROAD<br>AYLESBURY<br>BUCKS<br>HP21 8BU | 164 |
| SMITH AILEEN /MRS.<br>38 HIGHER WALTON ROAD<br>WALTON-LE-DALE<br>PRESTON<br>LANCS<br>PR5 4HB | 982 |
| NUMBER OF ACCOUNTS : 11 | 6955 |

attached to Form 88(2) dated 19-1-[illegible]

Ref: chcorres.pgc.dir04

29 January 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

**Appointment of director**

In connection with a recent appointment to the board of GUS plc, I attach Form 288a for your attention

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House
— for the record —

# 288a

## APPOINTMENT of director or secretary

***(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))***

***Please complete in typescript, or in bold black capitals.***

**CHFP000**

**Company Number** 146575

**Company Name in full** GUS plc

| | Day | Month | Year | | Day | Month | Year |
|---|---|---|---|---|---|---|---|
| Date of appointment | 21 | 01 | 2004 | †Date of Birth | 21 | 01 | 1967 |

**Appointment form**

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

**NAME** *Style / Title: *Honours etc:

Forename(s): ANDREW HEDLEY

Surname: HORNBY

Previous Forename(s): NONE Previous Surname(s): NONE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: ROSE COTTAGE, ALDBOROUGH

Post town: YORK Postcode: YO51 9EX

County / Region: NORTH YORKSHIRE Country: ENGLAND.

†Nationality: BRITISH †Business occupation: CHIEF EXECUTIVE, RETAIL, HBOS PLC

†Other directorships (additional space overleaf): SEE ATTACHED LIST

I consent to act as ** director / secretary of the above named company

**Consent signature** [signature] **Date** 21 JANUARY 2004

* Voluntary details.
† Directors only.
**Delete as appropriate

**A director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 26 JANUARY 2004

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER ; GUS plc ;
UNIVERSAL HOUSE ; DEVONSHIRE STREET, MANCHESTER
M60 1XA Tel 0870 836 4004
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House***

When you have completed and signed the form please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

**Company Number** 146575

† Directors only.

†Other directorships: SEE ATTACHED SCHEDULE

**NOTES**

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

**Other directorships.**

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

# Andrew Hedley Hornby

ATTACHMENT TO FORM 288A DATED 20 JANUARY 2004

## Directorships Report

### Person Details

Name: **Andrew Hedley Hornby**
QuickRef: HORN
Occupation: Chief Executive Retail
Nationality: British
Date of Birth: 21/01/1967

### Addresses

| Home | Work |
|---|---|
| Rose Cottage<br>Back Street, Aldborough<br>Boroughbridge<br>York<br>YO51 9EX | |

### Directorships

| Company Name | O/S | Appointed |
|---|---|---|
| Halifax plc | | 18/11/1999 |
| HBOS plc | | 05/06/2001 |
| SAINSBURY'S BANK PLC | | 22/11/2001 |
| The Governor and Company of the Bank of Scotland | | 18/09/2001 |

### Past Directorships

| Company Name | O/S | Appointed | Resigned |
|---|---|---|---|
| County Wide Property Investments Limited | | 01/12/1999 | 18/03/2002 |
| Halifax Equitable Limited | | 21/03/2001 | 06/02/2002 |
| Halifax Estate Agencies Limited | | 01/12/1999 | 25/07/2002 |
| Halifax Financial Services (Holdings) Limited | | 01/05/2000 | 06/02/2002 |
| Halifax Financial Services Limited | | 01/05/2000 | 06/02/2002 |
| Halifax Fund Management Limited | | 01/05/2000 | 06/02/2002 |
| Halifax Group plc | | 18/11/1999 | 30/09/2002 |
| Halifax Investment Fund Managers Limited | | 26/03/2001 | 06/02/2002 |
| Halifax Life Limited | | 01/05/2000 | 06/02/2002 |
| Halifax Premises Limited | | 01/12/1999 | 26/03/2002 |
| Halifax Unit Trust Management Limited | | 01/05/2000 | 06/02/2002 |
| HBOS Financial Services Group Limited | | 01/01/2000 | 14/12/2001 |

### Past External Directorships

| Company Name | O/S | Appointed | Resigned |
|---|---|---|---|
| Asda Stores Limited | | 29/01/1999 | 31/10/1999 |

. 82 Son

GUS

Ref: PGC/klf

3 February 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Dear Sir

**ALLOTMENT OF SHARES**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

**Paul Cooper**
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 19 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 4896 | 26173 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | £5.5400 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS | Class of shares allotted | Number allotted |
| Address 20 Moorgate | Ordinary | 31,069 |
| LONDON | | |
| UK Postcode EC2R 6DA | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | TOTAL | 31,069 |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**gned** Dava Morris **Date** 03 — 02 — 04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ɜase give the name, address, ɜphone number and, if available, ɔX number and Exchange of the ·son Companies House should ɪtact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, Universal House, | |
| Devonshire House, Manchester, M60 1XA | |
| ESP-EXEC./PCT/3421 | Tel: 0~~161 273~~ 8282 0870 836 4064 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 146575

**Company name in full** GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 21 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 6259 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Ms Pauline Lougheed | Class of shares Allotted | Number allotted |
| Address: 11 Abbeyvale Court, Swords Manor, Swords, Co Dublin, Ireland | ORDINARY | 1920 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr Michael Murray | Class of shares Allotted | Number allotted |
| Address: 24 Parsons Hall, Maynooth, Co Kildare, Ireland | ORDINARY | 576 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr Victor Fullbrook | Class of shares Allotted | Number allotted |
| Address: Mohober, Mullinahone, Thurles, Co Tipperary, Ireland | ORDINARY | 307 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr Pat Durkin | Class of shares Allotted | Number allotted |
| Address: 8 Templeroan Drive, Knocklyon, Templeogue, Dublin 16, Ireland | ORDINARY | 768 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Ms Mary McCarthy | Class of shares Allotted | Number allotted |
| Address: 81 The Maltings, Watling Street, Dublin 8, Ireland | ORDINARY | 384 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr Martin Guilfoyle | Class of shares Allotted | Number allotted |
| Address Pallas Portlaoise, Co Laoise, Republic of Ireland | ORDINARY | 384 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr Matthew Ewan Byrne | Class of shares Allotted | Number allotted |
| Address 67 Flower Grove, Killiney, Co Dublin, Ireland | ORDINARY | 1920 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

Signed Dawn Morris Date 3 February 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel ~~0161 277 4064~~ 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFPO83

| | |
|---|---|
| ompany Number | 146575 |
| ompany name in full | GUS plc |
| | 1 of 1 |

**;hares allotted (including bonus shares):**

)ate or period during which hares were allotted
*'f shares were allotted on one date 'nter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 22 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,009 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mrs Susan Higham<br>Address 42 Fulwood Heights<br>Fulwood<br>Preston<br>Lancashire UK Postcode PR2 9AW | Class of shares allotted<br>Ordinary | Number allotted<br>1,009 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**igned** Dawn Morris **Date** 3 FEBRUARY 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ərson Companies House should ɪntact if there is any query.

| | |
|---|---|
| Mr P G Cooper GUS plc Universal House<br>Devonshire Street | |
| Manchester M60 1XA | |
| Tel: 0870 836 4064 | Fax: 0870 836 4056 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

-IFPO83

ompany Number: 146575

ompany name in full: GUS plc

---

**hares allotted (including bonus shares):**

ate or period during which hares were allotted
*f shares were allotted on one date nter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 22 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 16,321 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**f the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>16,321 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>16,321 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

gned Dana Morris Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./VAM/5161 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

HFP083

| | |
|---|---|
| Company Number | 146575 |
| Company name in full | GUS plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 29 | 01 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3624 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Ms Margaret O Connor | Class of shares Allotted | Number allotted |
| Address: Cahore, Ballygarrett, Gorey, Co.Wexford, Ireland | ORDINARY | 611 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr Robert Forde | Class of shares Allotted | Number allotted |
| Address 14 Ayrfield Road, Ayrfield, Dublin 13, Ireland | ORDINARY | 763 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Mr John Moriarty | Class of shares Allotted | Number allotted |
| Address 15 Orchard Road, Ballybough, Dublin 3, Ireland | ORDINARY | 343 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Ms Sandra Oglesby | Class of shares Allotted | Number allotted |
| Address 34 Violet Hill Drive, Glasnevin, Dublin 11, Ireland | ORDINARY | 763 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Ms Michele O'Briain | Class of shares Allotted | Number allotted |
| Address 11 Lea Road, Sandymount, Dublin 4, Ireland | ORDINARY | 381 |

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Ms Carmel Gartland | Class of shares Allotted | Number allotted |
| Address 24 Ashton Avenue, Templeogue, Dublin 16, Ireland | ORDINARY | 763 |
| | | |
| | | |
| | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** Dava Morris **Date** 3 FEBRUARY 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0~~161 277 4064~~ 0870 836 4064

DX number DX exchange

Ecxhmun no

82 5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

16 February 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

**Allotment of shares**

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Share

CHFPO83

| | |
|---|---|
| **Company Number** | 146575 |
| **Company name in full** | GUS plc |
| | 1 of 1 |

**Shares allotted (including bonus shares):**

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 29 | 01 | 2004 | 29 | 01 | 2004 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 209 | 1,684 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | 523p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mrs Vanessa Elizabeth Hollins (Deceased)<br>Address: 5 Iris Close<br>Widnes<br>Cheshire<br>UK Postcode: WA8 4GA | Class of shares allotted: Ordinary | Number allotted: 209 |
| Name: Cazenove Nominees Ltd A/c SAO<br>Address: 20 Moorgate<br>London<br>UK Postcode: EC2R 6DA | Class of shares allotted: Ordinary | Number allotted: 960 |
| Name: TJ GANLEY<br>Address: TUBBERCLARE<br>GLASSON ATHLONE IRELAND<br>UK Postcode: | Class of shares allotted: Ordinary | Number allotted: 724 |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted: | Number allotted: |
| Name:<br>Address:<br>UK Postcode: | Class of shares allotted: Total | Number allotted: 1,893 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 

**Signed** David Morris **Date** 16 February 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

:HFPO83

| | |
|---|---|
| :ompany Number | 146575 |
| :ompany name in full | GUS plc |
| | |

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 02 | 02 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 8,160 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Ordinary | 8,160 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | TOTAL | 8,160 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

Signed Dawn Davies Date 16 February 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SK/5300 Tel: ~~0161 273 8282~~ 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 146575

**Company name in full** GUS plc

1 of 1

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 05 | 02 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,630 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 384p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*

---

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**When you have completed and signed the form send it to The Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
| --- | --- | --- |
| Name Mrs Gail Pearson<br>Address 8 Lawrence Avenue<br>Frenchwood<br>Preston<br>Lancashire UK Postcode PR1 4PR | Ordinary | 1,630 |
| Name<br>Address<br><br>UK Postcode | | |
| Name<br>Address<br><br>UK Postcode | | |
| Name<br>Address<br><br>UK Postcode | | |
| Name<br>Address<br><br>UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

Signed David Morris Date 16 February 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Share:

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc



### ;hares allotted (including bonus shares):

)ate or period during which
hares were allotted
*'f shares were allotted on one date
nter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 05 | 02 | 2004 | | | |

| | | | |
|---|---|---|---|
| :lass of shares *)rdinary or preference etc)* | Ordinary | Ordinary | |
| lumber allotted | 1,71~~6~~3 | 1,837 | |
| lominal value of each share | 25p | 25p | |
| mount (if any) paid or due on each ıare *(including any share premium)* | £6.1270 | £6.5300 | |

***ist the names and addresses of the allottees and the number of shares allotted to each overleaf***

**the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| › that each share is to be eated as paid up | | | |

| | |
|---|---|
| onsideration for which e shares were allotted *his information must be supported by ə duly stamped contract or by the duly ımped particulars on Form 88(3) if the ntract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>3,550 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>3,550 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** David Morris **Date** 16 February 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/5413 Tel: ~~0161 273 8282~~ 0870 636 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 06 | 2 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 34,274 | 22,082 | 22,205 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.1270 | £6.5300 | £6.7550 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS<br>Address 20 Moorgate<br>LONDON<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>78,561 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>78,561 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** David Morris. **Date** 16 February 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| PG Cooper, GUS plc, Universal House, | |
| Devonshire House, Manchester, M60 1XA | |
| ESP-EXEC./DW5445 | Tel: ~~0161 2738282~~ 0870 8364064 |
| DX number | DX exchange |

*Exemption number 82-5017*

6 January 2004

GUS plc

Disposal of Experian's US Outsourcing business

Experian, the global business solutions company owned by GUS plc, today announces that it has sold its US Outsourcing activities to a management group backed by Sterling Capital Partners, LP, a private equity firm. Experian will receive total proceeds amounting to $28m, of which $20m is receivable in cash and the balance in loan notes.

The Outsourcing business comprises one of the largest print and mail operations in the United States, with around 1,400 employees and four lettershop locations around the country. In the year to 31 March 2003, its sales were $87m. The business operated on a single-digit EBIT margin.

GUS expects to incur a loss on disposal against book value of about $10m. In addition, a charge of about $40m will be incurred in respect of goodwill previously written off to reserves when the business was acquired in 1998 as part of the Metromail acquisition.

Don Robert, Chief Executive Officer of Experian North America, said:

"This transaction will better serve the long-term needs of our print and mail clients. We look forward to partnering with the buyers of the business to meet the requirements of mutual customers through our joint marketing agreements.

"For our Marketing Services business, this allows us to focus on what we do best - information, data management, decision support and analysis. Sales synergies in North America between the Outsourcing business and our other units have been limited. In addition, sales growth and operating margins in this business have been well below those in our other activities.

"We would like to thank the employees of our print and mail operations for their contribution and we wish them well for the future."

Enquiries

GUS
David Tyler Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

*Exemption number 82-5017*

13 January 2004

Burberry Group plc

Third Quarter 2003/04 Trading Update

Burberry Group plc reports on trading for the third quarter ended December 2003.

Highlights

- Total revenues increased by 15% on an underlying* basis, 12% reported
- Retail sales up 11% underlying (7% reported), driven by new stores
- High single digit wholesale sales growth now anticipated for spring/summer 2004 season; wholesale sales increased 23% underlying (23% reported)
- Licensing revenue up 18% underlying, 10% reported

*Underlying figures are calculated at constant exchange rates.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "We are pleased with Burberry's performance in the quarter. Against exceptional prior year results, we achieved 15% underlying revenue growth. With a strong initial consumer response to our spring/summer product at retail and a healthy wholesale order book for the season, Burberry enters the remaining quarter of the year with continued momentum."

Total revenues

Total revenues in the quarter ended December 2003 increased by 12%, 15% on an underlying* basis (i.e. at constant exchange rates), compared to the same period last year.

Retail

Retail sales increased by 11% underlying, 7% reported, and accounted for approximately 60% of total revenue in the quarter. This growth was driven by new stores with a marginal contribution from existing stores, which was achieved in the context of an exceptionally strong prior year performance.

Regional market performance was generally consistent with early autumn trends. The US market continued its impressive strength. In Asia, Hong Kong has fully recovered from the shocks earlier in the year and the Korean business has demonstrated resilience in a volatile environment. In Europe, UK performance reflected a sluggish market, while the continental European market continued to gain momentum.

The Group opened four Burberry stores in the period, including its first stores in Australia (Melbourne) and Malaysia (Kuala Lumpur), and an additional store in each of the Hong Kong and Singapore markets. One outlet store was also opened during the period. In total, the Group remains on schedule to expand selling space by approximately 12% by the end of the current financial year.

Wholesale

Wholesale sales increased by 23% underlying, 23% reported, during the quarter. This gain reflects continuing growth of the business magnified by the trend toward earlier deliveries for spring/summer product and excellent shipping performance. On the

basis of orders received to date, Burberry now anticipates high single-digit wholesale sales growth for the Spring/Summer 2004 season. The majority of spring/summer merchandise is shipped in the fourth quarter of each financial year.

Licensing

Total licensing revenues in the quarter increased by 18% on an underlying basis, and 10% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and a reduction in management fees with respect to specific licences. The broadly static volumes in Japan are in the context of exceptional gains achieved in the comparable periods of the two preceding years. Licensing revenues also benefited from strong sales gains by global product licensees, particularly fragrances where Burberry Brit continued to benefit from its outstanding launch.

Burberry will provide a second half trading update on 14 April 2004.

Enquiries:


| | | |
|---|---|---|
| Burberry | | 020 7968 0577 |
| Mike Metcalf | COO and CFO | |
| Matt McEvoy | Strategy and IR | |

| | | |
|---|---|---|
| Brunswick | | 020 7404 5959 |
| Susan Gilchrist | | |
| Sophie Fitton | | |


*Underlying figures are calculated at constant exchange rates.

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

GUS

News release

15 January 2004

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

**GUS plc**
**Third Quarter Trading Update**

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS has completed another successful quarter in all its businesses with Argos, Experian and Burberry all again achieving double-digit sales growth. We remain confident about the outlook for the full year and beyond."

## Argos Retail Group

% change in sales year-on-year for the 14 weeks to 3 January 2004

| | | % |
|---|---|---|
| Argos | - total | 10 |
| | - like-for-like | 3 |
| Homebase | - total | 7 |
| | - like-for-like | 6 |

*Argos*

In the third quarter, Argos again outperformed its market, offering consumers improved choice, value and convenience. It has delivered 10% sales growth, while at the same time further improving its gross margin.

Of the 10% sales growth in the third quarter, 7% came from new stores, which continue to perform well, and 3% from like-for-like growth. This follows good Christmas trading last year. Sales growth was particularly strong in consumer electronics, photography, gifts and mobile phones. Gross margin was slightly up compared to last year. Gains from the supply chain programme enabled Argos to invest in reducing prices (by 4% on average on re-included lines) and offset an adverse product mix.

Argos Direct, the delivery to home operation, grew by 19% and now accounts for 17% of sales compared to 15% in the same period last year. Orders via the Internet increased by nearly 50%, contributing 4% of sales.

The new Spring/Summer catalogue, which will be launched on 17 January, continues to offer customers better value and increased range with 13,000 lines, 12% more than a year ago. The new Argos Extra catalogue will have 17,000 lines and be available in 73 of the 553 Argos stores from launch.

*Homebase*

Sales at Homebase increased by 7% in total. Like-for-like sales growth was 6%, against a 4% decline in the same period last year. Kitchens, bathrooms and furniture performed strongly, as did the new seasonal Christmas ranges. Gross margin was slightly below last year, reflecting higher sales of lower margin, big ticket items. Good progress is being made in many areas in strengthening the Homebase offer ahead of the Easter peak trading period.

## Experian

% change in sales year-on-year for the three months to 31 December 2003

| | Total % | Total at constant exchange rates % |
|---|---|---|
| Experian North America | (5) | 5 |
| Experian International | 26 | 22 |
| Global Experian | 8 | 12 |

The US print and mail operations were sold in December 2003. If these sales were excluded from the third quarter, growth would have been 1% higher for both Experian North America and Global Experian. Experian does not report any sales from its FARES 20%-owned real estate information joint venture in the US.

For the sixth consecutive quarter, Experian's total worldwide sales at constant exchange rates increased at a double-digit rate.

*Experian North America*

In dollars, sales in Experian North America grew by 5% in the third quarter, a similar rate of growth to the previous quarter. As anticipated, the mortgage refinancing market slowed further and this reduced Experian's sales by about 2% year-on-year.

Credit Information and Credit Solutions showed low single-digit growth, with the slowdown in the mortgage sector more than compensated for by strength in Consumer Direct, fraud solutions and business information. An additional two affiliate bureaux were purchased during the quarter, bringing the total to 20. The rate of growth in sales in Marketing Information and Marketing Solutions improved in the quarter, led again by database management, automotive and business information.

The integration of Transamerica's tax and flood service businesses with FARES is on plan. Its acquisition is helping to underpin the profits of FARES. In November 2003, Experian North America acquired MetaReward, an Internet loyalty marketing company, to complement its Consumer Direct activities.

*Experian International*
Experian International, which accounts for over 40% of total Experian revenue, grew sales in the third quarter by 22% at constant exchange rates. Acquisitions, mainly Nordic Info Group, the outstanding interests in Scorex and DMS (document management and cheque processing in France), contributed 15% of this growth. Underlying sales in the UK continued to increase at double-digit rates.

Excluding acquisitions, Credit Information and Credit Solutions saw further double-digit growth, with strong performances in consumer credit information, especially in Spain, business information in France and decision solutions in the UK. Sales in Marketing Information and Marketing Solutions were ahead of last year, while those in Outsourcing were unchanged.

**Burberry**

*GUS has a 66% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 13 January 2004.*

% change in sales year-on-year for the three months to 31 December 2003

| | % |
|---|---|
| Total | 12 |
| Total at constant exchange rates | 15 |

Burberry's total sales in the period increased by 15% at constant exchange rates.

In the context of an exceptionally strong prior year performance, total Retail sales increased by 11% at constant exchange rates, with a marginal contribution to growth from existing stores. Burberry opened four stores in the period and remains on schedule to expand selling space by approximately 12% by the end of the current financial year.

Total Wholesale sales increased by 23%, reflecting earlier deliveries of Spring/Summer product. On the basis of orders received to date, Burberry now anticipates high single-digit wholesale sales growth for the Spring/Summer 2004 season.

Total Licensing revenue in the quarter increased by 18% at constant exchange rates, reflecting increases in certain royalty rates in Japan and strong sales gains by global product licensees, particularly fragrances.

**South African Retailing**

Merchandise sales in South Africa grew by 23% in rand in the third quarter, driven by a strong performance in both furniture and electrical goods. In December, the business acquired Lifestyle Living, a furniture retailer with 19 stores in the Cape area, focused on higher income market segments.

The partial IPO for the South African Retailing business on the JSE Securities Exchange remains on track for 2004, subject to market conditions.

**Future announcements**

GUS' Second Half Trading Update will be on 15 April 2004. The preliminary results for the year to 31 March 2004 will be announced on 25 May 2004.

**Enquiries**


**GUS**

| | | |
|---|---|---|
| David Tyler | Finance Director | 020 7495 0070 |
| Fay Dodds | Director of Investor Relations | |

**Finsbury**

| | | |
|---|---|---|
| Rupert Younger | | 020 7251 3801 |
| Rollo Head | | |


GUS announcements are available on its website www.gusplc.com. There will be a conference call to discuss this update at 2pm today, with a recording available later on the GUS website.

Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

Exemption number 82-5017

21 January 2004

GUS plc
Board Appointment

GUS plc announces that Andy Hornby, Chief Executive of Retail Banking at HBOS plc, joins its Board today as a non-executive director.

Andy, 37, has been in his current role at HBOS since November 1999. Prior to that he spent four years at Asda in a variety of roles including Managing Director of George, Asda's successful clothing business. From 1993 to 1995, Andy was Business Development Director of Blue Circle Home Products. He previously spent three years at Boston Consulting Group working on retail and media projects.

Andy graduated top of his MBA class at Harvard Business School and has an MA in English from St Peter's College, Oxford.

Andy Hornby said:
"I am delighted to become a non-executive director of GUS. I have watched with great interest the progress at GUS over recent years as it has been transformed. GUS has exciting businesses, which I believe offer significant potential for future growth."

Sir Victor Blank, Chairman of GUS, added:
"I am very pleased to welcome Andy to GUS. His experience and skills in retailing and financial services, where he has a very successful track record, make him an ideal addition to our Board."

Enquiries:
Finsbury Rupert Younger 020 7251 3801
Rollo Head

*Exemption number 82-5017*

Dept.Trade&Industry Merger Update Released: 22/01/2004

22 January 2004

PATRICIA HEWITT ANNOUNCES CLEARANCE OF MARCH/GUS HOME SHOPPING AND HOME DELIVERY MERGER

Trade and Industry Secretary Patricia Hewitt has today announced clearance of the completed acquisition by March UK Ltd (March) of the home shopping and home delivery businesses of GUS plc (GUS). The Competition Commission's (CC's) report into the merger is published today.

March, a company under the control of Sir David and Sir Frederick Barclay who also control Littlewoods Ltd (Littlewoods), acquired several businesses from GUS, including the home shopping business Shop Direct, and the home delivery business Reality.

The CC considered the economic market for home shopping to be a wide one in which the relevant companies were constrained by competition from other forms of home shopping and high street retailing.

The CC concluded that the merger might be expected to benefit customers and not lead to a significant lessening of competition when compared with the expected alternative scenario, which would be the former GUS businesses being wound down or otherwise ceasing to be effective competitors.

The economic market for home delivery was considered to be all UK-wide business-to-consumer services delivering parcels in the weight range between 350g and 32 kg, although it was accepted that the degree of competition might vary at different levels within that range.

The CC concluded that the merger could not be expected to lead to a significant lessening of competition, by comparison with the expected alternative of a declining and disappearing Reality (March's home delivery business).

The CC also concluded that the merger as a whole did not, and might not be expected to, operate against the public interest.

Notes for editors

1. The merger was completed on 27 May 2003. It was referred to the CC by Patricia Hewitt on 25 September 2003 (DTI press notice P/2003/487) under the provisions of the Fair Trading Act 1973 (FTA). The CC submitted its report on 23 December 2003.

2. The Fair Trading Act 1973 empowered the Secretary of State to refer to the CC actual or proposed mergers for investigation and report which create or enhance a 25% share of supply in the UK (or a substantial part of the UK) or which involve the transfer of assets of over £70 million. Subject to transitional provisions (which apply in this case), the merger provisions have been superseded by the Enterprise Act 2002.

3. If the CC concludes that the merger is not against the public interest, the Secretary of State has no power to prohibit the merger or to impose conditions.

4. Copies of the CC report (Cm 6102) will be available from The Stationery Office. The report is also available on the CC website: http://www.competition-commission.org.uk/inquiries/completed/2003/index.htm

Kommunikation no 82-5017

GUS

Ref: PGC/01rns04

2 February 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Mr D Morris – Company Secretary |
| SECURITY NUMBER: | 705377 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Mr P G Cooper, 0870 836 4064 |

See attached announcement

**GUS plc**
**MR ANDY HORNBY**

On 21 January 2004, the Company announced that Andy Hornby had joined its Board as a non-executive director with immediate effect.

Pursuant to paragraph 16.4 of the Listing Rules, the Company now advises that:

a) Mr Hornby is currently a director of HBOS plc, Halifax plc and Sainsbury's Bank plc. He was also a director of Halifax Group plc until 30 September 2002.

b) There are no details to be disclosed pursuant to the requirements of paragraphs 6.F.2(b) to 6.F.2(g) of the Listing Rules in respect of Mr Hornby.

At the date of his appointment, Mr Hornby held a beneficial interest in 2,920 Ordinary shares of 25p each in the Company.

Exemption no
82 5007

GUS

Ref: PGC/02rns04

4 February 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Mr D Morris – Company Secretary |
| SECURITY NUMBER: | 491215 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Mr P G Cooper, 0870 836 4064 |

**ANNOUNCEMENT**

On 14 July 2003 GUS plc announced that it had received a notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam"), pursuant to Sections 198 to 208 of the Companies Act 1985, advising that clients of Putnam held beneficial interests in the ordinary shares of the Company representing 3.1% of its issued ordinary share capital. On 3 February 2004, the Company was made aware of a subsequent communication from Putnam (dated 30 October 2003) advising that they no longer held a notifiable interest in GUS shares.

Bournemouth No
82501?

GUS

Ref: PGC/03rns04

10 February 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

**REGULATORY NEWS SERVICE**
**HEADER MESSAGE**

| | |
|---|---|
| COMPANY NAME: | GUS plc |
| ISSUED BY: | Mr D Morris – Company Secretary |
| SECURITY NUMBER: | 440571 |
| DATE AND TIME FOR RELEASE: | Immediate |
| CONFIRMATION: | Not required |
| CONTACT NAME AND TELE NO: | Mr P G Cooper, 0870 836 4064 |

**ANNOUNCEMENT**

On 9 February 2004, GUS plc ("GUS") received a notification, dated 5 February 2004, from Barclays PLC, pursuant to Sections 198 to 208 of the Companies Act 1985, advising that, as at 4 February 2004, Barclays PLC, through fourteen legal entities named in the notification, now has a notifiable interest in 39,743,229 ordinary shares in GUS. This holding represents 3.92% of the issued ordinary share capital of GUS.